                                                                      Exhibit 15

                    AMENDED AND RESTATED DISTRIBUTION PLAN

     THIS AMENDED AND RESTATED DISTRIBUTION PLAN (the "Plan") is adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940 (the "1940 Act"), by Hilliard Lyons Growth Fund, Inc., a corporation organized under the laws of the State of Maryland (the "Fund"), subject to the following terms and conditions:

     Section 1. Reimbursement. The Fund shall reimburse J.J.B. Hilliard, W.L. Lyons, Inc. (the "Distributor") at the annual rate of up to 0.25% of the average daily net assets of the Fund for certain expenses actually incurred by the Distributor in connection with the offering and sale of the Fund's shares. The amount of the reimbursement shall be computed on an interim basis for each quarter within 30 days of the end of such quarter and shall be paid promptly after such computation. The aggregate amount of such quarterly reimbursements for each year shall be subject to adjustment within 60 days after the end of such year so that the Distributor is reimbursed for distribution expenses incurred by it during such year up to a maximum of 0.25% of the average daily net assets of the Fund. Any amount of excess distribution expenses incurred by the Distributor in any quarter for which the Distributor is not reimbursed can be carried forward from one quarter to the next but no expenses may be carried over from year to year.

     Section 2. Expenses Covered by the Plan. (a) The compensation provided for under Section 1 of this Plan may be used to reimburse the Distributor for expenses incurred in connection with any activity primarily intended to result in the sale of the Fund's shares, including, but not limited to: (i) payments to investment brokers of the Distributor and to securities dealers that have entered into sales agreements with the Distributor ("Authorized Dealers") for distributing shares of the Fund, promoting the maintenance of holdings by established stockholders and servicing of stockholder accounts; (ii) payments to financial institutions (including banks) and others ("Service Agents") for stockholder servicing and administrative services with respect to shares of the Fund owned by stockholders for whom the Service Agent is the holder of record or for whom the Service Agent performs administrative or servicing functions; (iii) payments to the Distributor for organizing and conducting sales seminars, printing prospectuses, statements of additional information and interim and annual reports for other than existing stockholders, and preparation and distribution of advertising material and sales literature; (iv) an allocation of distribution related overhead expenses of the Distributor; and (v) payments of commissions to investment brokers of the Distributor and to Authorized Dealers on $1 million and over sales of shares of Class A Common Stock of the Fund with no initial sales charge.

          (b) Hilliard Lyons Investment Advisors, as investment adviser to the Fund (the "Adviser"), may use its investment advisory fee for purposes that may be deemed to be directly or indirectly related to the distribution of Fund shares. To the extent that such uses might be considered to constitute the direct or indirect financing of activities primarily intended to result in the sale of Fund shares, such uses are expressly authorized under the Plan.

     Section 3. Distribution Fee. In addition to the reimbursement of expenses pursuant to Section 1, the Fund shall pay the Distributor a distribution fee under the Plan at the annual rate of

0.75% of the average daily net assets of the Fund attributable to the shares of Class B Common Stock of the Fund.

     Section 4. Continuance of the Plan. The Plan will continue in effect so long as its continuance is specifically approved at least annually of both (i) the full Board of Directors of the Fund and (ii) those directors who are not interested persons of the Fund (within the meaning of the 1940 Act) and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the "Qualified Directors"), cast in person at a meeting called for the purpose of voting on the Plan or the related agreements.

     Section 5. Termination. The Plan may be terminated at any time by a majority vote of the Qualified Directors or by vote of a majority of the outstanding voting securities of the Fund. The Plan will terminate automatically upon the termination of the Distribution Agreement between the Fund and the Distributor.

     Section 6. Amendments. The Plan may not be amended so as to increase materially the maximum amount of the fee described in Section 1 above, unless the amendment is approved by a vote of a majority of the outstanding voting securities of the Fund. No material amendment to the Plan may be made unless approved by the Fund's Board of Directors in the manner described in Section 3 above.

     Section 7. Selection of Certain Directors. While the Plan is in effect, the selection and nomination of the Fund's directors who are not interested persons of the Fund will be committed to the discretion of the directors then in office who are not interested persons of the Fund.

     Section 8. Written Reports. In each year during which the Plan remains in effect, an officer of the Fund authorized to direct the disposition of monies paid or payable by the Fund pursuant to the Plan or any related agreement will prepare and furnish to the Fund's Board of Directors, at least quarterly, and the Board will review, at least quarterly, written reports complying with the requirements of Rule 12b-1, which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

     Section 9. Preservation of Materials. The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to
Section 8 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

     Section 10. Meanings of Certain Terms. As used in the Plan, the terms "interested person" and "majority of the outstanding voting securities" will be deemed to have the same meaning that those terms have under the 1940 Act and the rules and regulations under the 1940 Act, subject to any exemption that may be granted to the Fund under the 1940 Act by the Securities and Exchange Commission.

     Section 11. Limitation of Liability. The execution of the Plan by the undersigned officer of the Fund has been duly authorized by both the Fund's Board of Directors, in accordance with its authority under the Fund's Articles of Incorporation and Bylaws, and the sole shareholder of the shares of the Fund; and, in undertaking those actions, the officer, the Board of Directors and the sole shareholder have each acted on behalf of the Fund.

     IN WITNESS WHEREOF, the Fund has executed the Plan as of April 19, 2000.

                              HILLIARD LYONS GROWTH FUND, INC.


                              By: /s/ Joseph C. Curry, Jr.
                                  ---------------------------------------------
                                  Joseph C. Curry, Jr., Secretary and Treasurer

                                       3